UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MOCON, INC.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

607494 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607494 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert L. Demorest

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 194,950 (see Item 4)

	6.	Shared Voting Power 118,675 (see Item 4)

	7.	Sole Dispositive Power 194,950 (see Item 4)

	8.	Shared Dispositive Power 118,675 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,625 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is MOCON, Inc.
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of MOCON is 7500 Boone Avenue North, Minneapolis, Minnesota 55428.

Item 2.
	(a)	Name of Person Filing This Schedule 13G is being filed by and on behalf of Robert L. Demorest.
	(b)	Address of Principal Business Office or, if none, Residence The address of Mr. Demorest’s principal place of business is 7500 Boone Avenue North, Minneapolis, Minnesota 55428.
	(c)	Citizenship Mr. Demorest is a United States citizen.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share, of MOCON, Inc.
	(e)	CUSIP Number The CUSIP number of the common stock is 607494 10 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Demorest’s beneficial ownership includes:  (1) 118,675 shares of common stock beneficially owned by Mr. Demorest and his wife jointly and 31,450 shares of common stock directly held by Mr. Demorest and (2) 163,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(b)

Percent of class:

5.7%.  The foregoing percentage is calculated based on the 5,308,227 shares of common stock reported to be outstanding by MOCON on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2004.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 194,950
(ii) Shared power to vote or to direct the vote 118,675
(iii) Sole power to dispose or to direct the disposition of 194,950
(iv) Shared power to dispose or to direct the disposition of 118,675

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date
/s/ Robert L. Demorest
Signature
Robert L. Demorest
Name/Title